INVESTOR PRESENTATION
JULY 2008
CLIFFS NATURAL RESOURCES
Filed by Cleveland-Cliffs Inc
Commission File No. 1-8944
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Alpha Natural Resources, Inc.
Commission File No. 1-32423

“Safe Harbor” Statement under the Private
Securities Litigation Reform Act of 1995
A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of
Cleveland-Cliffs and Alpha, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; changes in demand for iron ore pellets by North American integrated steel producers, or changes in Asian iron ore demand due to changes in steel utilization rates, operational factors, electric furnace production or imports into the United States and Canada of semi-finished steel or pig iron; the impact of consolidation and rationalization in the steel industry; timing of changes in customer coal inventories; changes in, renewal of and acquiring new long-term coal supply arrangements; inherent risks of coal mining beyond the combined company’s control; environmental laws, including those directly affecting coal mining production, and those affecting customers' coal usage; competition in coal markets; railroad, barge, truck and other transportation performance and costs; the geological characteristics of Central and Northern Appalachian coal reserves; availability of mining and processing equipment and parts; the combined company’s assumptions concerning economically recoverable coal reserve estimates;
disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including each of Cleveland-Cliffs’ and Alpha’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaims any duty to update the information herein.

Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. CLEVELAND-
CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER
RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE
PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of
Cleveland-Cliffs and shareholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio
44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon,
Virginia 24212, attention: Investor Relations, or call (276) 619-4410.
Participants In Solicitation
Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs’ participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs’ 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha’ participants is set forth in the proxy statement, dated April 2, 2008, for Alpha’s 2008 annual meeting of stockholders as filed with the SEC on Schedule
14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Important Information for Investors
and Shareholders

Creates a leading diversified mining and natural resources company
Dramatically increases size and scale
Solidifies platform for growth and diversifies business mix
Capitalizes on strong outlook for iron ore, metallurgical and thermal coal
Shared culture and core values of both companies, including a focus on safety
Strong financial position
—
Pro forma leverage of 1.2x
—
Pro forma 2008E EBITDA of $1.9bn
Compelling value creation for Cleveland-Cliffs and Alpha Natural Resources shareholders
Transaction Highlights

Price: Cleveland-Cliffs (“CLF”) to acquire all outstanding shares of Alpha
Natural Resources (“ANR”) valued at approximately $10 billion
Premium: Based on Cilff’s closing price on July 15, 2008, Alpha stockholders would receive a premium of 35%
Structure: Alpha stockholders would receive 0.95 Cleveland-Cliffs common shares plus $22.23 in cash for each share of Alpha common stock owned
Ownership: Upon completion of the transaction, Alpha stockholders would own approximately 40% of the combined company, and Cliffs shareholders would own approximately 60% percent
Key Conditions: The transaction is subject to approval by Cliffs and Alpha shareholders, as well as the satisfaction of customary closing conditions and regulatory approvals
Timing: The transaction is expected to close by the end of 2008
Transaction Summary

6 The Right Assets * * * *

0
5
10
30
Alcoa Freeport Newmont PF Cliffs
Natural
Resources¹
Southern
Copper
Peabody Consol Arch Coal Massey
Energy
Walter
Industries
Creates One of the Largest US Mining Companies
Largest US mining companies by 2008E revenue ($ millions)
Source: FactSet, management estimates
1 Based on management estimates

Creates One of the Largest US Mining Companies
Largest US mining companies by market capitalization ($ millions)
Source: FactSet, management estimates
0
5
10
15
20
25
30
35
40
Freeport Southern
Copper
Alcoa Newmont Peabody PF Cliffs
Natural
Resources
Consol Arch Coal Massey
Energy
Walter
Industries
30

A More Diverse Business Mix
Iron ore
77.1%
Met coal
22.9%
Steam / Met coal
73.4%
Steam coal
26.6%
Iron ore
52.3%
Steam coal
8.6%
Steam / Met coal
23.6%
Iron Ore: 1.0bn tons
Coal: 298mm tons
Coal: 618mm tons Iron Ore: 1.0bn tons
Coal: 915mm tons
+ =
Cleveland-Cliffs
Iron ore¹
79.5%
Met coal
18.6%
Cliffs Natural Resources
~$3.5bn ~$6.0bn
Alpha Natural Resources
Met coal
56.1%
Steam coal
27.6%
Brokered Coal
16.3%
~$2.5bn
Met coal
34.0%
Iron ore
46.7%
Brokered Coal
6.7%
Steam coal
12.5%
+ =
Steam coal
1.9%
2008E¹ revenue by commodity
2007A reserves by commodity
Cleveland-Cliffs
Cliffs Natural Resources
Alpha Natural Resources
Met coal
15.5%
Source: Company data
¹Excludes revenue from freight and other

Solid geographic footprint
Source: Company
Amapa Project
Iron ore assets
Coal assets
Portman Koolyanobbing
Portman Cockatoo Island
Sonoma
Hibbing Taconite
United Taconite
Northshore Mining
Empire
Mine
Tilden
Mine
Oak Grove Mine
Cliffs Corporate
Headquarters
Pinnacle Complex
Pinnacle Mine
Green Ridge Mine
AMFIRE
Kingwood Brooks Run
Welch
Enterprise
Paramont
Dickenson-Russell
Callaway
Cliffs Asia Pacific Cliffs North America Cliffs Latin America
Wabush Mine
Combined mine portfolio will include nine iron ore facilities and more than 60 coal mines across North America, South America and Australia

World-class Asset Base
Largest iron ore reserves in N. America (mt) Largest met coal reserves in U.S. (mt)
Source: Company data
Note: Only includes North American reserves
0
100
200
300
400
500
600
700
800
900
1,000
Cliffs Natural
Resources
U.S. Steel ArcelorMittal IOC
0
100
200
300
400
500
600
Cliffs Natural
Resources
Consol Massey
Energy
United Coal Jim Walter

U.S. Steel
24%
Iron Ore
Company of
Canada
16%
Arcelor
Mittal
15%
Cliffs Natural
Resources
Managed
45%
A Leading Supplier to the Global Steel Industry
Top US met coal producers Top North American iron ore pellet producers
Source: Company data
Patriot
Cliffs Natural
Resources
30%
All others
18%
United Coal
Corp
6%
Consol
7%
10%
Jim Walter
Resources
11%
Massey
Energy
18%

13 The Right Time * * * *

14 Strong Met Coal Outlook 0 50 100 150 200 250 300 1990 1992 1994 1996 1998 2000 2001 2004 2006 2008E Met coal prices ($/tonne) Source: Metal Strategies, equity research

15 Strong Iron Ore Outlook 0 25 50 75 100 125 150 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008E Pellets Lump Fines Iron ore prices ($/tonne) Source: Tex Reports

Robust Steel Demand
Global steel demand (millions of tonnes)
Post World War II reconstruction
and Japanese industrialization
CAGR 1950-1973: 5.9%
Post-oil crisis slow down
CAGR 1973-1995: 0.4%
BRIC cycle
CAGR 1995-2015: 4.4%
Source: IISI, Metal Strategies
0
500
1,000
1,500
2,000
1950 1955 1960 1965 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015

17 The Right Platform * * * *

Shared core values
—
Best-in-class safety standards and practices
—
Both companies recognize that the processing of the earth’s mineral resources must be accomplished in a socially responsible manner
Integrated Management and Board structure
—
Following the close of the transaction, Cleveland-Cliffs’ Board of Directors will be expanded by two seats to be filled by two current Alpha Natural Resources directors, Michael Quillen and
Glenn Eisenberg
—
Joseph Carrabba will serve as Chairman and Chief Executive Officer
—
Michael Quillen will serve as non-executive Vice Chairman
—
Kevin Crutchfield will become President of the combined company’s Coal division
—
Donald Gallagher will become President of the combined company’s Iron Ore division
—
Laurie Brlas will serve as Executive Vice President and Chief Financial Officer
Shared Cultural Commitment to Integrity,
Safety & Environment

Alpha Natural Resources is the Right Next Step
Selects Michigan site
for iron nugget plant
Acquires PinnOak Resources,
premium-quality metallurgical
coal producer
Cliffs transitions
from mine manager
to international
merchant mining
company
Diversifies into coal through 45% economic
interest in the Sonoma Project, an Australian
coking and thermal coal project
Joseph Carrabba named CEO;
Cliffs reorganizes into
business-unit structure
Expands into Latin America; acquires
30% ownership position in Brazilian
iron ore project Amapá Mine
Cliffs acquires Portman
Limited, Australia’s then
third-largest iron ore miner
2006 2007 2008 Early 2000s
Sonoma commences
shipments
Cleveland-Cliffs
merges with Alpha
Natural Resources,
forming Cliffs
Natural Resources
Selects Michigan site
for iron nugget plant
Acquires PinnOak Resources,
premium-quality metallurgical
coal producer
Diversifies into coal through 45% economic
interest in the Sonoma Project, an Australian
coking and thermal coal project
Joseph Carrabba named CEO;
Cliffs reorganizes into
business-unit structure
Expands into Latin America; acquires
30% ownership position in Brazilian
iron ore project Amapá Mine
Sonoma commences
shipments
Cleveland-Cliffs
merges with Alpha
Natural Resources,
forming Cliffs
Natural Resources
2005

Cliffs Natural Resources Strategic Imperatives
Growth and Diversification
—Revenue Growth
—Product Diversification
—Geographic Growth
Operational Excellence
—Safety
—Technical Competencies
—Operating Efficiencies
Global Execution
—Competencies of the Firm
—Outlook of Personnel
—Global Scalability
Shareholder Returns
—Shareholder Value
—Risk Management
—“Earning the Right to Grow”
Growth and
Diversification
Shareholder
Returns
Global
Execution
Operational
Excellence

21 Value Creation * * * *

Strong Financial Position
Pro forma enterprise value of $22bn
Estimated annual synergies of $200 million beginning in 2010
Financials
Revenue $6.5bn $10bn
EBITDA $1.9bn $4.7bn
Margin (%) 29% 47%
Leverage
Total debt $2.1bn $1.9bn
Debt/EBITDA 1.2x 0.4x
Pro forma 2008E Pro forma 2009E

INVESTOR PRESENTATION JULY 2008 CLIFFS NATURAL RESOURCES